GOPRO, INC.
3025 Clearview Way
San Mateo, CA 94402
September 10, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance
Office of Industrial Applications and Services

Re:	GoPro, Inc.
Registration Statement on Form S-1
Filed August 29, 2025
File No. 333-289946
Via EDGAR - Acceleration Request
Requested Date:    September 12, 2025
Requested Time:    4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, GoPro, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Julia Forbess and Dawn Belt, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Forbess at (415) 875-2420, or in her absence, to Ms. Dawn Belt at (650) 335-7830.
* * *

Sincerely,
GoPro, Inc.
By:	/s/ Jason C. Stephen
Jason C. Stephen
General Counsel and Secretary

cc:	Nicholas Woodman, Chief Executive Officer
Jason C. Stephen, General Counsel and Secretary
GoPro, Inc.

Julia Forbess, Esq.
Fenwick & West LLP